新鴻基地產發展有限公司
Sun Hung Kai Properties Limited

Your Ref: ~~82-1775~~ 082-01755
Our Ref. : CSD/EL/KW/MKK/S20
In reply ☞ Please quote our reference number on the letter and envelope.

18 February 2008

Securities & Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 2054[redacted]
U.S.A.

SUPPL

08000873

BY COURIER

Dears Sirs

Re: Sun Hung Kai Properties Limited ("the Company")

We enclose for your records an announcement dated 18 February 2008 with respect to the changes in directorships of the Company. This is to supplement our submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

Ernest Lai
Company Secretary

Enc

PROCESSED
FEB 26 2008
THOMSON
FINANCIAL

2/25

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一壹一 圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com 電子郵件：shkp@shkp.com

45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111 FAX: 2827 2862
WEBSITE: http://www.shkp.com E-MAIL: shkp@shkp.com

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

LEAVE OF ABSENCE OF CHAIRMAN AND CHIEF EXECUTIVE

The board of directors (the "Board") of Sun Hung Kai Properties Limited (the "Company") announces that Mr. KWOK Ping-sheung, Walter, Chairman and Chief Executive of the Company, will take a temporary leave of absence for personal reasons with immediate effect.

During his leave of absence, Mr. KWOK Ping-sheung, Walter will relinquish all his duties and responsibilities of the Chief Executive which will be assumed and discharged by Mr. KWOK Ping-kwong, Thomas and Mr. KWOK Ping-luen, Raymond, both Vice-Chairmen and Managing Directors of the Company. Accordingly, during his leave of absence, Mr. KWOK Ping-sheung, Walter shall not undertake or be involved with the discharge of any executive duties nor make any commitment of any nature whatsoever on behalf of the Company and any of its subsidiaries.

By the order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 18 February 2008

As at the date hereof, the Board of the Company comprises eight Executive Directors, being KWOK Ping-sheung, Walter, KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; five Non-Executive Directors, being LEE Shau-kee, WOO Po-shing (WOO Ka-biu, Jackson being his Alternate Director), LI Ka-cheung, Eric, KWAN Cheuk-yin, William and LO Chiu-chun, Clement and four Independent Non-Executive Directors, being CHUNG Sze-yuen, YIP Dicky Peter, WONG Yue-chim, Richard and CHEUNG Kin-tung, Marvin.

END